FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

HSBC BANK MALTA P.L.C.
INTERIM DIRECTORS' STATEMENT

HSBC Bank Malta p.l.c. (HSBC Malta) is required to publish the following Interim Directors' Statement covering the period from 1 January 2013 to 16 May 2013 (the date of the Statement) under Listing Rules 5.86 and 5.88 of the Malta Financial Services Authority.

During the period 1 January 2013 to 16 May 2013 HSBC Malta delivered a performance in line with the same period last year. Balance sheet management remained strong and cost control was effective.

In the difficult economic environment, the bank has seen a softening in loan demand during the period under review. Customer deposit levels were broadly unchanged despite continued competitive pressures.

The bank continues to focus on building a high quality asset base and, despite challenging economic conditions in the eurozone, local loan impairments have remained subdued in the first few months of the year. The bank's available-for-sale portfolio remains well diversified and conservatively positioned. The bank maintained its strong liquidity and capital position.

Mark Watkinson, Director and Chief Executive Officer of HSBC Malta, said: "We have continued to deliver positive results for our shareholders against a very challenging European backdrop. Global conditions look to remain difficult for the medium term. However as part of one of the world's largest banking groups, operating in over 80 countries and territories, HSBC Malta is well positioned to assist its customers explore opportunities in some of the world's faster growing markets."

Media enquiries to Franco Aloisio on +356 2380 3250.

Notes to editors:

1. Basis of preparation
This statement is based on the unaudited management accounts of HSBC Bank Malta p.l.c. up to 31 March 2013 and other financial information.

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 16 May 2013